

Cue Energy Resources Limited

A.B.N. 45 066 383 971



25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

21 July 2003


SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
WASH, D.C.
188
SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Enc.

dlw 8/5



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Oyong Gas Sales Agreement Signed

Santos Ltd, the operator for the Sampang PSC offshore East Java, Indonesia, has announced the signing of a Gas Sales Agreement for the sale of the entire gas reserves of the Oyong field. A copy of the Santos release and map is attached.

Cue Comment

The signing of the Gas Sales Agreement for the entire gas reserves of the Oyong field is a significant step towards commercialization of the field in which Cue holds a 15% interest.

The gas sale is denominated in US dollars.

Santos has estimated that Oyong contains 90 billion cubic feet of proven and probable recoverable gas with an initial, conservative, recovery of 5 million barrels of oil from the 80 million barrels of oil that are estimated to be in place in the oil column. Oyong has a 120 metre gas column underlain by a 38 metre oil column. The gas is currently planned to be produced from two central wells and the oil initially from horizontal wells. The oil wells will be initially produced at moderate rates to determine reservoir performance. Additional horizontal oil wells will be drilled as required and additional oil reserves may be produced, depending on field performance.

The Sampang PSC also contains a number of attractive undrilled prospects. Cue expects that one of these Mangga, a prospect similar to Oyong will be drilled around October 2003. An additional well may be drilled in early 2004. One of the other prospects in the block is assessed to have the potential to contain in excess of two trillion cubic feet of recoverable gas.

Robert J Coppin
Chief Executive Officer

21 July 2003

Santos

www.santos.com

21 July 2003

Santos signs Indonesian gas sales agreement

Santos Limited (through its wholly owned subsidiary Santos (Sampang) Pty Ltd) and its joint venturers are set to secure a slice of the developing East Java gas market following the signing of a new long term agreement to sell over 90 billion cubic feet (BCF) of gas.

Santos and its joint venturers have signed a Gas Sales Agreement (GSA) with PT Indonesian Power for a minimum of 40 million cubic feet of gas per day for up to ten years for the entire reserves of the Oyong field. This follows the Heads of Agrrement signed in February 2003.

The Agreement is subject to certain conditions being satisfied, including approval of the development proposal by the Oyong Joint Venture participants.

Gas sales are expected to commence in early 2005.

The Oyong field, located in the Sampang PSC, was discovered in August 2001 and has over 90 BCF of proven and probable gas reserves and conservatively estimated reserves of 5 million barrels of recoverable oil.

"The Oyong project is Santos' first operated off-shore gas development in Indonesia. Hence this is a significant milestone in our efforts to build the South East Asian business, said Santos Managing Director, Mr John Ellice-Flint.

"This is a major step towards final project approval expected before the end of the year."

The Oyong gas and oil field is in 45 metres of water, 60 kilometres north east of PT Indonesia Power's 766 megawatt open and combined cycle gas turbine facility at Grati, Indonesia. Onshore gas processing facilities will be established adjacent to the Grati power station.

PT Indonesia power is the largest of the wholly owned generating subsidiaries of the State owned national electricity company, PLN. PT Indonesia Power operates 8968 MW of generating capacity supplying the Java-Bali grid and has a 50 per cent market share.

The gas sales agreement could not have been reached without the strong support from the Indonesian government regulator, BPMIGAS, the Ministry of Energy and Mineral Resources and the commitment of Santos, its co-venturers and PT Indonesian Power.

newsrelease

The Oyong Joint Venture is working to complete development approval as soon as possible and the final investment decision is expected to be reached by the end of the third quarter 2003.

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd (operator)	45%
Coastal Indonesia Sampang Ltd	40%
Cue (Sampang) Pty Ltd	15%

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. Santos also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

News Release

Santos

Oyong Field



Java Sea
Madura Offshore PSC
Madura Island
Sampang PSC
Surabaya
Oyong
Maleo
Oyong
Madura Strait
Pagerungan gas pipeline
Grati
East Java
30 kilometres

LEGEND

- ☐ Santos Acreage
- ■ Oil Field
- ⊡ Gas Field
- •• Gas Pipeline



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